April 17, 2007

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, North East
Mail Stop 3561
Washington, D.C. 20549

Re:	GSC Acquisition Company Registration Statement on Form S-1 Amendment 2 Filed March 22, 2007 File No. 333-138832

Dear Mr. Reynolds:

We are filing herewith Pre-Effective Amendment No. 3 ( “Amendment No. 3”) to the Registration Statement on Form S-1 for GSC Acquisition Company (the “Company”). We are writing this letter to respond to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 4, 2007 (“the Comment Letter”) with respect to Amendment No. 2 (“Amendment No. 2”) to the Registration Statement (the “Registration Statement”) filed by the Company on March 22, 2007. For your convenience, we have reproduced the Staff’s comment preceding each response. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Please find enclosed three unmarked copies of Amendment No. 3 as well as three copies marked to show changes from Amendment No. 2. The changes reflected in Amendment No. 3 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete. All page references in this letter are to the unmarked version of Amendment No. 3 enclosed herewith.

General

1.	We note the many exhibits that remain to be filed with your draft registration statement. We also note several apparent inconsistencies (e.g., on pages 5 and 6 it appears the registrant incorrectly discloses the number of shares of common stock and warrants outstanding before the offering and on page 90, under the list of underwriters, the registrant discloses the total number of units as 175,000,000) and incorrect references to page numbers in your response letter. Please note, all exhibits must be reviewed by the Staff prior to effectiveness and you should allow for sufficient review time, and possible comments, on such documents. Please file these exhibits with the next amendment and revise the inconsistencies throughout the prospectus.

We note the Staff’s comment and have filed additional exhibits and revised the Registration Statement accordingly, please see, for example, pages 6 and 90. The page references in the prior response letter corresponded to the marked courtesy copy of Amendment No. 2 and were intended to facilitate the Staff’s review; the page references in this letter relate to the unmarked version of Amendment No. 3 filed herewith.

2.
We reissue comment two from our letter of February 23, 2007. We note your response that the information is not material. We are unable to resolve the prior comment without a detailed analysis as to why you believe the information is not material, as we previously requested. We may have further comment.

We have revised the Registration Statement to reflect our decision to exclude from consideration as a potential target business any entity in which any of our officers, directors or GSC Group or its affiliates has a financial interest. Please see, for example, page 3. As a result of this exclusion, we respectfully submit that analysis is no longer necessary.

3.
We note your response to comment four from our letter of February 23, 2007 that management has received several unsolicited inquiries. Please disclose the nature of these unsolicited inquiries and add disclosure in the prospectus. Clarify all communications that occurred as a result of these unsolicited inquiries. Clarify whether you may consider these inquiries after the completion of the IPO. We may have further comment.

Because of the nature of GSC Group’s business, executives associated with GSC Group, including Messrs. Eckert, Frank and Kaufman, occasionally receive unsolicited inquiries regarding potential targets. Management of the Company has not and will not respond to any such inquiries nor will it pursue any potential targets that such unsolicited inquiries, received prior to the IPO, have disclosed. We have revised the Registration Statement to clarify this point, please see, for example, pages 18 and 54.

4.
We note your response to comment six from our letter of February 23, 2007. Please clarify in your disclosure whether there are any business entities through which the GSC Group operates that are connected to or related to GSC Group on less than an “affiliate” status. If there are, please identify such. We may have further comment.

We have revised the Registration Statement to reflect our decision to exclude from consideration as a potential target business any entity in which any of our officers, directors or GSC Group or its affiliates has a financial interest, as discussed above in response to comment 2. As a result, we respectfully submit that the disclosure is no longer relevant.

5.
We note your response to comment eight from our letter of February 23, 2007 that “it is unknown what, if any, information is known by GSC Group’s investment professionals regarding a specific potential target business.” Such statement may appear to contradict that contained in your response to comment 29 from our letter of February 23, 2007 and comment three from our letter of January 3, 2007: “We confirm to the Staff that no person or entity affiliated, related or otherwise connected, working for (directly or indirectly) or on behalf of GSC Group has undertaken any action in order to identify, locate or contact a potential target business.” Further, the disclosure contained in your Registration Statement does not rule out that actions have been taken to identify, locate, or contact a potential target business: “To date, our efforts have been limited to organizational activities as well as activities related to this offering. We have not, nor has anyone on our behalf contacted any prospective target business or had any substantive discussion, formal or otherwise, with respect to such a transaction. Additionally, we have not engaged or retained any agent or other representative to identify or locate any suitable acquisition candidate, to conduct any research or take any measures, directly or indirectly, to locate or contact a target business.” Please clarify with disclosure in your Prospectus the exact extent of efforts undertaken to date and disclose your response that “it is unknown what, if any, information is known by GSC Group’s investment professionals regarding a specific potential target business.” Lastly, as previously requested, clarify whether any specific targets businesses or information relating to specific target businesses that is known by these or any other affiliates prior to completion of the IPO may be used after the completion of the IPO. We may have further comment.

In response to the Staff’s comment, we have revised the Registration Statement to clarify that we have not taken any actions to identify, locate, or contact a potential target business. Please see, for example, page 1 and 18. In addition, as discussed above in response to comment 2, we have excluded from consideration as potential target businesses any entity in which any of our officers, directors or GSC Group or its affiliates has a financial interest. We have also revised the Registration Statement to clarify that after completion of the IPO we will not use information relating to specific target businesses that was known by GSC Group’s investment professionals or any other affiliates prior to the completion of the IPO. Please see, for example, pages 18 and 54.

6.
We reissue comment nine from our letter of February 23, 2007. Please remove overly promotional statements, such as statements that imply GSC Group will be able to add value to the company since it has a network of experts “that may aid in maximizing the return of an investment.” Please revise the disclosure throughout the prospectus to remove overly promotional statements.

We have revised the Registration Statement in response to the Staff’s comment. Please see, for example, pages 2, 47 and 50.

7.
We note your response to comment 11 from our letter of February 23, 2007 and your added disclosure on page 47 that “We believe that employees of GSC Group will be motivated to locate a target for us because substantially all employees of GSC Group own stock or options of GSC Group Inc., the ultimate parent of our founding stockholder.” If the direct economic benefit is to be gained by your founding stockholder, please clarify how an indirect economic benefit based on stock ownership would sufficiently motivate the “70 investment professionals available to you in connection with sourcing an acquisition.” For example, are there or will there be anything akin to a “finder’s fee” awarded to the individual who locates the ultimate target? How will such an award be structured? We may have further comment.

We believe that the stock and options held by substantially all employees of GSC Group are sufficient to motivate those employees to assist us in connection with sourcing a target for our initial business combination as such ownership aligns their interests with those of GSC Group. Employees of GSC Group will not be granted any other awards or incentives for their efforts to assist us in connection with sourcing a target for our initial business combination. For example, we will not pay anything akin to a finder’s fee to the individual who locates the ultimate target. We have revised the Registration Statement accordingly. Please see page 46.

8.	Clarify any specific requirements for conversion, such as tendering the shares prior to the vote on the transaction.

We have revised the Registration Statement in response to the Staff’s comment to clarify that the specific procedures for conversion in connection with a shareholder vote for a proposed initial business combination will be set forth in the proxy statement relating to such vote. Please see, for example, page 12.

Summary Financial Data, 18

9.
Show us how you calculated as adjusted working capital of $166,074,918. Considering the sum of(i) working capital deficiency of($303,541), (ii) deferred offering costs paid of $190,122 and (iii) net proceeds from the offering of $166,050,000, it appears this amount should be $165,936,581. Please advise or revise here and your capitalization table on page 43 accordingly.

The adjusted working capital was calculated as follows:

Working Capital (deficiency) at 12/31/06	$ (303,541)
Deferred offering costs at 12/31/06	190,122
Total proceeds from the offering and sale of the initial founder’s warrants in the amount of $179,000,000 was reduced by $12,950,000 of estimated expenses to arrive at net proceeds of $166,050,000. Because $138,337 of expenses recognized for the period ending 12/31/06 was also included in the reduction of $12,950,000, an adjustment to net proceeds was necessary.	166,188,337
Adjusted working capital at 12/31/06	$ 166,074,918

10.
We reissue comment 17 from our letter of February 23, 2007. Please relocate the risk factor to the beginning of the risk factors section, in light of the increased likelihood of a transaction in which GSC Group has a financial interest and the increased likelihood of conflicts of interest.

In light of our decision to exclude from consideration as a potential target business any entity in which any of our officers, directors or GSC Group or its affiliates has a financial interest, as discussed above, the Registration Statement has been revised to eliminate this risk factor.

11.	We reissue comment 18 from our letter of February 23, 2007. Revise the risk factor subheading and narrative on page 20 discussing the warrants, to clearly state that they may expire worthless.

We have revised the Registration Statement in response to the Staff’s comment. Please see page 19.

12.
We note your response to comment 19 from our letter of February 23, 2007 and the disclosure on page 31 that “the purchase of the 4 million warrants by the founding stockholder will be specified as a condition to completion of the offering in the Underwriting Agreement.” Please explain how this is consistent with the disclosure that this is a firm commitment offering. We may have further comment.

The Company and Citigroup Global Markets Inc. believe that the terms of the Underwriting Agreement are characteristic of a firm commitment underwriting and reflect market practice. Pursuant to the terms of the Underwriting Agreement, the underwriter will be obligated to purchase all of the securities that are the subject of the Underwriting Agreement as opposed to a “best efforts” arrangement under which underwriters are required to take and pay for only such securities as they may sell to the public. Although the Underwriting Agreement includes conditions precedent to which the underwriter’s obligations to purchase the securities are subject, including the provision noted by the Staff, these provisions do not relate to the underwriter’s obligation to purchase all of the securities regardless of whether the underwriter has found purchasers for the securities. Furthermore, whether the founding stockholder purchases the warrants immediately prior to the closing of the offering is completely outside the control of the underwriter, as with such other customary conditions precedent such as opinions of counsel and accountants’ “comfort” letters.

13.	We note that the indemnification will not apply if the waiver is found to not be valid and enforceable. Please add a separate risk factor discussing the risks associated with this.

We have revised the Registration Statement to provide that the indemnity will apply even if a waiver is found to be unenforceable and invalid. Please see, for example, page 13. As a result, we respectfully submit that the Staff’s comment is no longer applicable.

14.
Provide a more detailed discussion of those claims that would not be covered by the indemnification that fall outside the vendor and target business definition. For example, provide a discussion of those transactions of a typical blank check company that would not fall within the indemnification requirements.

In response to the Staff’s comment we have revised the Registration Statement to clarify that the Company could be subject to claims from parties not in contract with it, and thus who have not executed a waiver, such as a third party claiming tortious interference as a result of our initial business combination. Please see, for example, page 21.

15.
We reissue comment 23 from our letter of February 23, 2007. Clearly disclose in the risk factor on page 20 discussing affiliated entities, all affiliated entities that would not be excluded from consideration as a potential target.

We have eliminated the referenced risk factor, as discussed in our response to comment 11 above. As a result, we respectfully submit that no revision is necessary.

16.	We partially reissue comment 30 from our letter of February 23, 2007. Please specifically name those officers and directors that may remain following a business combination.

We have revised the Registration Statement to clarify that while Messrs. Frank and Kaufman will resign as officers, Messrs. Eckert, Frank, Goodwin, Kaufman, McKinnon and Mueller may remain as directors following a business combination. Please see, for example, page 25.

Use of Proceeds, page 36

17.
We reissue comment 27 from our letter of February 23, 2007. We continue to note the reference in this section to the use of proceeds being estimates. Please note that while you may reserve the right to change the use of proceeds, such reservation must be due to certain contingencies that are discussed specifically and the alternatives to such use in that event are clearly indicated. See Instruction 7 to Item 504 of Regulation S-K.

In response to the Staff’s comment, we have revised the Registration Statement to remove the reference to the use of proceeds being estimates. Please see page 35.

Dilution, page 41

18.
Show us how you calculated the amount of offering costs paid in advance of $328,459 included in the numerator of your pro forma net tangible book value per share calculation. It appears you have included expensed organizational costs and professional fees in this amount. Please note, this amount should be consistent with that presented as deferred offering costs (i.e. $190,122) on your balance sheet at December 31, 2006. Please advise or revise your dilution calculation accordingly.

In response to the Staff’s comment, we have revised the numerator of the pro forma net tangible book value per share on page 40 as follows:

Numerator:
Net tangible book value before the offering and sale of the initial founder’s warrants	$ (303,541)
Net proceeds from this offering and sale of the initial founder's warrants (adjusted for $138,337 of expenses recognized for the period ending 12/31/06)	166,188,337
Offering costs paid in advance and excluded from tangible book value before this offering	190,122
Less: proceeds held in trust account subject to conversion to cash	(33,809,990)
$ 132,264,928

Management, page 70

19.	Describe the registrant’s policy, if any, with regard to board members’ attendance at annual meetings as required by Item 407(a)(2) of Regulation S-K.

We have revised the Registration Statement to state that, although all members of the board of directors will be invited and encouraged to attend annual meetings of security holders, the Company does not have a policy with respect to such attendance. We will seek to schedule our annual meeting of stockholders at a time and date to accommodate attendance by members of our board of directors. Please see page 70. The Company did not have an annual meeting of security holders for the prior year, as directors were elected by written consent as permitted by Section 211 of the Delaware General Corporation Law.

20.
Please provide the disclosure required by Item 407(e) of Regulation S-K. If the company does not have a compensation committee, state the basis for the view of the board of directors not to have such a committee. See Item 407(e)(1).

In light of the fact that no officers or directors will receive compensation prior to the Company’s initial business combination, the Company’s board of directors has concluded that a compensation committee is unnecessary. We have revised the Registration Statement to this effect. Please see page 72.

Financial Statements
Report of Independent Registered Public Accounting Firm, F-2

21.	Please advise your independent accountant to revise their report to include the date of the report consistent with the guidance of Rule 2-02(a) of Regulation S-X.

The independent accountant report has been revised to reflect the date of the report, consistent with the guidance of Rule 2-02(a) of Regulation S-X.

Notes to Financial Statement
General

22.
We reviewed your response to our prior comment 30 from our letter of February 23, 2007. We were unable to find your revised disclosure on F-9 as indicated, thus the comment will be partially reissued. Considering your financial statements include the details of the proposed offering, it is apparent that you should also disclose the related commitment to Citigroup Global Markets and/or any other underwriter to provide complete disclosure of the offering. Please revise.

In Amendment No. 2, we revised Note 2 to the Financial Statements to indicate that deferred offering costs consist principally of legal fees, rather than commitments to pay underwriting commissions (as the Company has no such commitment at this time). We respectfully submit that as an underwriting agreement has not yet been signed, there is no commitment to Citigroup and/or any other underwriter.

Note 1 - Organization and Nature of Business Operations, F-7

23.	We note you have removed disclosure that you have selected December 31 as your fiscal year end. Please revise your notes to include disclosure of your fiscal year-end.

We have revised the Registration Statement to include the statement that our fiscal year ends on December 31. Please see page F-7.

Other Regulatory

24.	We note you did not provide a current consent from your accountants. Please provide a current accountant’s consent with any amendment.

A current accountant’s consent was granted in connection with Amendment No. 2 but inadvertently omitted from the filing. A current consent is included with the filing of Amendment No. 3.

We are grateful for you assistance in this matter. Please do not hesitate to call me at 212-450-4135 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Deanna Kirkpatrick

Deanna Kirkpatrick

cc w/o encl.:

Alfred C. Eckert III
GSC Acquisition Company

Ann Chamberlain, Esq.
Bingham McCutchen